December 3, 2020 Ms. Angela Lumley Division of Corporate Finance Securities and Exchange Commission Washington, D.C. 20549 Re: REQUEST FOR EXTENSION OF TIME TO RESPOND TO COMMENT LETTER DATED 11/6/2020 File No. 000-49604 Dear Ms. Lumley: We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated November 6, 2020 (the “Comment Letter”) in which the Staff of the Commission (the “Staff”) requested certain information regarding our most recent 10-K filing. As we discussed, this email was inadvertently treated as SPAM and not recovered until November 30, 2020, past the original response due date of November 20, 2020. ManTech respectfully requests an extension to respond to the Comment Letter until Friday, December 11, 2020. If this date is not acceptable to you, please let us know. Otherwise, we will post our response on Edgar by December 11, 2020. Should you have any further questions, please do not hesitate to contact me. Sincerely, Judith L. Bjornaas Chief Financial Officer